May 22, 2023
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Claudia Rios

Re:    Request for Acceleration of Effectiveness of
Registration Statement on Form S-3 (File No. 333-271821)
Ladies and Gentlemen:
SilverBow Resources, Inc. hereby respectfully requests that, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-3 (Registration Statement No. 333-271821) be accelerated so that the Registration Statement will become effective on Wednesday, May 24, 2023, at 4:00 p.m., Eastern time, or as soon as practicable thereafter.
We request that we be notified of such effectiveness by a telephone call to Hillary H. Holmes of Gibson, Dunn & Crutcher LLP at (346) 718-6602.

Sincerely,

SILVERBOW RESOURCES, INC.

By:	/s/ Christopher M. Abundis
Christopher M. Abundis
Executive Vice President, Chief Financial Officer and General Counsel

cc:	Hillary H. Holmes, Gibson, Dunn & Crutcher LLP